Exhibit 3.17

ARTICLES OF INCORPORATION

OF

SAN JUAN REFINING COMPANY

The undersigned, acting as incorporator of a corporation under the New Mexico Business Corporation Act, adopts the following Articles of Incorporation for the corporation:

ARTICLE I

Name

The name of the corporation is SAN JUAN REFINING COMPANY.

ARTICLE II

Purpose

The purposes for which the corporation is organized are: to own and operate properties and businesses engaged in buying, refining, selling, marketing, distributing and transporting petroleum products and other goods and services and to transact any lawful business for which corporations may be incorporated under the New Mexico Business Corporation Act.

ARTICLE III

Duration

The period of the duration of the corporation shall be perpetual, unless dissolved according to law.

ARTICLE IV

Stock

The aggregate number of authorized shares which the corporation shall have authority to issue is 500,000 shares of common, no par value per share.

ARTICLE V

Registered Office and Agent

Its initial registered office address is 325 Paseo de Peralta, Santa Fe, New Mexico 87501, and its initial registered agent at that address is Montgomery & Andrews, Professional Association.

ARTICLE VI

Initial Board of Directors

The business of the Corporation shall be managed by a Board of Directors consisting of not fewer than one (1) person, the exact number to be determined from time to time by the Board of Directors. The Directors shall have the power to adopt, amend and rescind the Bylaws of the Corporation which shall govern the regulation of the internal affairs of the Corporation.

The names and street addresses of the members of the initial Board of Directors of the Corporation, who shall hold office until the initial meeting of the shareholders, and thereafter until their successors are elected and qualified are as follows:

NAME	ADDRESS

James E. Acridge	4939 E. Horseshoe Road
Chairman of the Board	Paradise Valley, AZ 85253

Morgan M. Gust	4636 N. Dromedary
Phoenix, AZ 85377

Frederic L. Holliger	10422 E. Windrose Drive
Scottsdale, AZ 85259

ARTICLE VII

Indemnification of Directors and Officers

The corporation shall indemnify its directors and officers to the fullest extent permitted by New Mexico law.

ARTICLE VIII

Limitation of Liability of Directors

In accordance with N.M.S.A. 1978, § 53-12-2 (E) (Cum. Supp. 1993), a director shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as director unless:

1.	The director has breached or failed to perform the duties of the director’s office in compliance with subsection (B) of Section 53-11-35 N.M.S.A. 1978;

2.	The breach or failure to perform constitutes:

a.	negligence, willful misconduct or recklessness in the case of a director who has either an ownership interest in the corporation or receives in his capacity as a director or as an employee of the corporation compensation of more than Two Thousand Dollars ($2,000.00) from the corporation in any calendar year; or

b.	willful misconduct or recklessness in the case of a director who does not have an ownership interest in the corporation and does not receive in his capacity as director or as an employee of the corporation compensation of more than Two Thousand Dollars ($2,000.00) from the corporation in any calendar year.

The foregoing provision shall only eliminate the liability of a director for action taken as a director or any failure to take action as a director at meetings of the board of directors or of a committee of the board of directors, or by virtue of action of the directors without a meeting pursuant to Section 53-11-43 N.M.S.A. 1978, on or after the date when such provision in the Articles of Incorporation becomes effective.

ARTICLE IX

Incorporation

The name and address of the incorporator is as follows:

NAME	ADDRESS

Gary Kilpatric	325 Paseo de Peralta
Santa Fe, New Mexico 87501

DATED:                         , 1995

/s/ Gary Kilpatric
Gary Kilpatric
325 Paseo de Peralta
Santa Fe, New Mexico 87501